UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         DIGITAL LIFESTYLES GROUP, INC.
                         ------------------------------
                 (formerly known as Northgate Innovations, Inc.)
                                (Name of Issuer)

                    Common Shares, Par Value $0.03 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   666428107
                                   ---------
                                 (CUSIP Number)

                                J. William Wilson
                          1001 S. Capital of Texas Hwy.
                              Building I, Suite 200
                               Austin, Texas 78746
                                 (512) 617-8282
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 27, 2004
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 66428107                                             Page 2 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GLENBROOK GROUP, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             0
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

Percent of Class Represented By Amount in Row (11)

                  0.0%

13       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 66428107                                             Page 3 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  J&M INTERESTS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              5,235,276
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             5,235,276
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,235,276

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

Percent of Class Represented By Amount in Row (11)

                  22.5%

13       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D

CUSIP No. 66428107                                             Page 4 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAMUEL J. FURROW, JR.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              5,285,276
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             5,285,276
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,285,276

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

Percent of Class Represented By Amount in Row (11)

                  22.6%

13       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D

CUSIP No. 66428107                                             Page 5 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARC BARRY CROSSMAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              5,285,276
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             5,285,276
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,285,276

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

Percent of Class Represented By Amount in Row (11)

                  22.6%

13       Type of Reporting Person (See Instructions)

                  HC

                                                               Page 6 of 8 Pages

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, $0.03 par value per share (the "Shares"), of Digital Lifestyles Group, Inc., a Delaware corporation (formerly Northgate Innovations, Inc.) (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated December 19, 2003 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to supplementally amend the disclosure in Items 2 and 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i) Glenbrook Group, LLC ("Glenbrook");

         ii) J&M Interests, LLC ("J&M");

         iii) Mr. Samuel J. Furrow, Jr. ("Mr. Furrow"); and

         iv) Mr. Marc Barry Crossman ("Mr. Crossman").

         This Statement relates to Shares held for the account of J&M, Mr. Furrow and Mr. Crossman.

         On July 27, 2004, in connection with its dissolution, Glenbrook distributed the Shares formerly held for its account, on a pro-rata basis, to its members, including J&M. No consideration was paid by the members of Glenbrook for the distribution. As a result of the distribution, J&M acquired 878,411 Shares for its own account.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Glenbrook may be deemed the beneficial owner of 0 Shares (approximately 0.0% of the total number of Shares outstanding).

             (ii)J&M may be deemed the beneficial owner of 5,235,276 Shares (approximately 22.5% of the total number of Shares outstanding).

             (iii) Samuel J. Furrow, Jr. ("Mr. Furrow") may be deemed the beneficial owner of 5,285,276 Shares (approximately 22.6% of the total number of Shares outstanding). Of this amount, (A) 5,235,276 Shares are held for the account of J&M ; and (B) 50,000 Shares are held for his personal account.

             (iv) Marc B. Crossman ("Mr. Crossman") may be deemed the beneficial owner of 5,285,276 Shares (approximately 22.6% of the total number of Shares outstanding). Of this amount, (A) 5,235,276 Shares are held for the account of J&M ; and (B) 50,000 Shares are held for his personal account.

         (b) (i) Glenbrook may be deemed to have the sole power to direct the voting and disposition of 0 Shares held for its account.

             (ii)J&M may be deemed to have the sole power to direct the voting and disposition of the 5,235,276 Shares held for its account.

                                                               Page 7 of 8 Pages

             (iii) Mr. Furrow may be deemed to have the sole power to direct the voting and disposition of the 5,285,276 Shares held for the account of J&M and his account.

             (iv)Mr. Crossman may be deemed to have the sole power to direct the voting and disposition of the 5,285,276 Shares held for the account of J&M and his account.

         (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since June 20, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) The members of J&M, including Mr. Furrow and Mr. Crossman, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of J&M in accordance with their membership interests in J&M.

         (e) Glenbrook ceased to be the beneficial owner of more than five percent of the Shares on July 27, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 27, 2004, in connection with its dissolution, Glenbrook distributed the Shares held for its account to its members, including J&M. As a result of the distribution, Glenbrook distributed 10,545,158 Shares to its members, including 878,411 Shares to J&M. No consideration was paid by Glenbrook's members for the distribution.

         Except as set forth herein, or as otherwise previously disclosed, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. J&M may transfer warrants to purchase approximately 250,000 Shares and 200,000 Shares, respectively, to Suhail Rizvi and Troy Carter, respectively, upon consummation of purchase agreements between J&M and each of Messrs. Rizvi and Carter. There is no assurance that the parties will reach an agreement concerning these warrants.

                                                               Page 8 of 8 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     August 19, 2004               GLENBROOK GROUP, LLC


                                        By:      /s/ Marc B. Crossman
                                                 -------------------------------
                                        Name:    Marc B. Crossman
                                        Title:   Managing Member


Date:     August 19, 2004               J&M INTERESTS, LLC


                                        By:      /s/ Samuel J. Furrow, Jr.
                                                 -------------------------------
                                        Name:    Samuel J. Furrow, Jr.
                                        Title:   Managing Member


Date:     August 19, 2004               SAMUEL J. FURROW, JR.


                                        /s/ SAMUEL J. FURROW, JR.
                                        ----------------------------------------


Date:     August 19, 2004               MARC CROSSMAN


                                        /s/ MARC CROSSMAN
                                        ----------------------------------------